FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1

Reporting Issuer

Nevsun Resourced Ltd.
Suite 800 – 1075 West Georgia Street
Vancouver, BC  V6E 3C9

ITEM 2

Date of Material Change

June 8, 2011

ITEM 3

News Release

A news release with respect to the material change described herein was issued in Vancouver, British Columbia through Marketwire on June 8, 2011.

A copy of the news release is attached hereto as Schedule A.

ITEM 4

Summary of Material Change

The board of directors (the "Board") of Nevsun Resources Ltd. ("Nevsun") adopted a shareholder rights plan (the "Plan") effective June 8, 2011 for which shareholder ratification is to be sought within six months.  The terms of the Plan are contained in a shareholder rights plan agreement (the "Rights Agreement") dated as of June 8, 2011 between Nevsun and Computershare Investor Services Inc., as rights agent.  The Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for the common shares of Nevsun. The Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

ITEM 5

Full Description of Material Change

The following description of the Plan is a summary only.  Reference is made to the Rights Agreement constituting the Plan, a copy of which has been filed on SEDAR and on EDGAR.

The Board approved the Plan on June 8, 2011 and authorized the issue of one right (a "Right") in respect of each outstanding common share of Nevsun (a "Share") to holders of record as at 4:00 p.m. (Vancouver time) on June 8, 2011 (the "Record Time").

Nevsun entered into the Rights Agreement with Computershare Investor Services Inc., as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

The principal terms and conditions of the Plan are summarized below.

Term

If ratified by the shareholders of Nevsun on or before December 7, 2011, the Plan will continue in force up to the end of Nevsun's third annual meeting of shareholders after such approval.

Issue of Rights

On June 8, 2011, the Board implemented the Plan by authorizing the issue of one Right in respect of each outstanding Share to holders of record as at the Record Time.  The Board also authorized the issue of one Right to purchase Shares in respect of each Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Exercise of Rights

The Rights are not exercisable initially.  The Rights will separate from the Shares and become exercisable at the close of business on the tenth trading day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owning 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the "Separation Time").  After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right will be exercisable to purchase one Share at an exercise price per Right of $50.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by any person (an "Acquiring Person") of 20% or more of the Shares (a "Flip-in Event") and following the Separation Time, each Right, other than a Right beneficially owned  by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights.  Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.  The Plan provides that a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.  The Corporation is not aware of any person who will be a Grandfathered Person for purposes of the Plan.

In addition, the Plan permits the Board to authorize Nevsun, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of Nevsun or a combination thereof.

Certificates and Transferability

Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate.  Certificates issued after June 8,  2011 will bear a legend to this effect.  Prior to the Separation Time, Rights will not be transferable separately from the associated Shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.

Permitted Bids

The Plan will not be triggered by a Permitted Bid or Competing Permitted Bid.  A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make a public announcement to that effect and keep the bid open for at least ten more business days from the date of such public announcement.

Redemption and Waiver

The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights.  The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Plan takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights in certain circumstances prior to the occurrence of a Flip-in Event.  The Board would, however, by virtue of such waiver be deemed to have waived the Plan with respect to any other Flip-in Event.  In addition, the operation of the Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the Plan

The Board may amend the Agreement and the Rights without the prior approval of the holders of Shares or Rights in the period before the Plan is initially ratified and approved by the shareholders of Nevsun.  Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Plan as a result of a change of law, will require shareholder approval.

ITEM 6

Confidentiality

This report is not being filed on a confidential basis.

ITEM 7

Omitted Information

None.

ITEM 8

Executive Officer

For additional information with respect to this material change, the following executive officer of Nevsun may be contacted:

Clifford T. Davis
President & Chief Executive Officer
(604) 623-4700

ITEM 9

Date of Report

June 9, 2011

by	/s/ Cliff T. Davis
Clifford T. Davis
President and Chief Executive Officer

SCHEDULE A